Mail Stop 4561

April 10, 2009

Mr. Wilfred N. Cooper, Jr.
President and Chief Executive Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

> **Re: WNC Housing Tax Credit Fund IV, L.P., Series 2**
> **Form 10-K for the Year Ended March 31, 2007**
> **Forms 10-Q for the quarters ended June 30, September 30, and**
> **December 31, 2007**
> **File No. 000-28370**

Dear Mr. Cooper:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007
General

1. Please tell us when you expect to file your annual reports on Form 10-K for the years ended March 31, 2008 and 2009 and your quarterly reports on Form 10-Q for the first, second, and third quarters of fiscal 2009.

Item 1. Business

Exit Strategy, page 4

2.   Please provide us with a schedule reflecting the expiration date of the 15 year
        compliance period for each of your Housing Complexes. Confirm that you will
        provide a similar schedule in future filings.

Item 1A. Risk Factors, page 5

3.   Please provide risk factors to address the following additional risks:

        • your lack of sufficient working capital; and
        • risks associated with the fact that you have suffered operating losses for at
          least the last eight fiscal years

        Provide draft disclosure in your response letter and confirm that you will include
        similar disclosure in future filings.

Fluctuating Economic Conditions Can Reduce the Value of Real Estate, page 8

4.   Please expand this risk factor to discuss your actual experience with reductions in
        the value of your Housing Complexes. Provide draft disclosure in your response
        letter and confirm that you will include similar disclosure in future filings.

The Partnership May Be Unable to Timely Provide Financial Reports to the Limited
Partners…, page 11

5.   Please expand this risk factor to discuss your actual experience with not providing
        timely reports to your limited partners. We note, for example, that this report
        includes information for four fiscal years. Provide draft disclosure in your
        response letter and confirm that you will include similar disclosure in future
        filings.

The Interests of Limited Partners may conflict with the interests of the General Partner…,
page 12

6.   Please expand upon your disclosure of the conflicts of interest that may arise
        between you and your General Partner. For example, discuss whether
        compensation arrangements may create a conflict of interest between your
        interests and those of your General Partner, and how your General Partner reaches
        any investment or operating decisions that may present a conflict of interests.
        Provide draft disclosure in your response letter and confirm that you will include
        similar disclosure in future filings.

Item 2. Properties, page 13

7.   For each of the properties upon which depreciation is taken, please disclose here
        or elsewhere in the annual report, where appropriate, the Federal tax basis, rate,
        method, and life claimed with respect to such property for purposes of
        depreciation.

Item 5. Market for Registrant's Common Equity…, page 28

8.   We refer to your statement that the Partnership was not designed to provide
        distributions, but that any distributions would be made in accordance with the
        Partnership Agreement. Please tell us whether any distributions have been paid
        under the Partnership Agreement or otherwise. Please refer to Item 201(c) of
        Regulation S-K. Confirm that you will provide similar disclosure in future
        filings.

Item 7. Management's Discussion and Analysis…, page 32

Liquidity and Capital Resources, page 35

9.   Please expand your disclosure to discuss the sufficiency of your liquidity and
        capital resources. To the extent your liquidity or capital resources are deficient,
        please indicate the course of action you intend to take to remedy such deficiency.
        Refer to Item 303(a) of Regulation S-K and Release No. 33-8056 (Jan. 22, 2002).

Item 9A. Controls and Procedures, page 59

10.   We note that your executive officers concluded that your disclosure controls and
        procedures are "effective in timely alerting them to material information required
        to be included in the Partnership's periodic SEC filings." Please tell us whether
        your executive officers concluded that your disclosure controls and procedures
        were effective to ensure that information you were required to disclose in the
        reports that you file or submit under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified by the Commission's
        rules and forms, consistent with the definition of "disclosure controls and
        procedures" under the Exchange Act. Refer to Exchange Act Rule 13a-15(e).
        Please confirm that your future filings will more accurately describe the executive
        officers' conclusions regarding effectiveness.

Item 10. Directors and Executive Officers of the Registrant, page 59

11.   Please confirm that future filings will include the biographies of Kay L. Cooper
        and Jennifer Cooper. Refer to Item 401(a) of Regulation S-K.

Item 11. Executive Compensation, page 61

12.   Please tell us, and disclose in future filings, why you did not pay the full amount of annual asset management fees owed to your General Partner for your prior fiscal years.

13.   Please tell us, and disclose in future filings, the total amount of operating expenses owed to your General Partner for each of the fiscal years covered by the report or clarify, if true, that the amounts paid represent the amounts due in full.

14.   Please expand upon your disclosure of the material provisions of the Partnership Agreement and how you determined the amounts owed to your General Partner for operating expenses. Disclose all compensation, fees, profits, and other benefits (including reimbursement of out-of-pockets expenses) that the General Partner and its affiliates may earn or receive in connection with your operation.

Exhibits 31-1 and 31-2

15.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Your discrepancy involves replacing the word "report" with "annual report" in paragraphs 2 and 3 and with "quarterly report" in paragraph 4(a), omitting the phrase "or caused such disclosure controls and procedures to be designed under our supervision" from paragraph 4(a), omitting the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(c), and replacing the word "auditors" with "independent registered accounting firm" in paragraph 5. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Exhibit 99

16.   We note that the financial statements for both Pioneer Street Associates and Apartment Housing of East Brewton, Ltd. have been audited in accordance with auditing standards generally accepted in the United States of America and that the respective auditors do not appear to have obtained registration with the PCAOB. Note that U.S. public accounting firms that wish to prepare or issue audit reports on issuers, or to play a substantial role in the preparation or issuance of such reports, must be registered with the PCAOB. The phrase "play a substantial role in the preparation or furnishing of an audit report" is defined in PCAOB Rule 1001 (p) (ii). Please tell us how you considered the PCAOB registration requirements outlined in PCAOB Rule 2100 in selecting the use of Bernard E. Rea, CPA, and Granberry & Associates, LLC, to perform the audits of Pioneer Street Associates and Apartment Housing of East Brewton, Ltd., respectively.

17.   We note that the audit report for Pioneer Street Associates is not signed. Please confirm to us that you obtained a manually signed audit report from your auditor at the time of this filing, in accordance with Rule 302 of Regulation S-T.

18.   We note the presentation of the statements of operations and cash flows of both Pioneer Street Associates and Apartment Housing of East Brewton, Ltd. for the years ended December 31, 2006 and 2005. Please tell us how you applied Rule 3-09(b) and Rule 3-02 of Regulation S-X, which require statements of operations and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief